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                       CERTAINTEED CORPORATION COMPLETES
                 CASH TENDER OFFER FOR BRUNSWICK TECHNOLOGIES

                     Announces Subsequent Offering Period

Valley Forge, PA, June 30, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today announced the successful completion of its tender offer for the outstanding shares of Brunswick Technologies, Inc. (Nasdaq: BTIC) at a price of $8.50 per share, in cash. The offer expired at midnight, New York City time, on Thursday, June 29, 2000.

As of the expiration of the initial offering period, based on preliminary information from the depositary for the offer, approximately 3,496,700 shares of BTI's common stock had been validly tendered and not withdrawn pursuant to the offer. These shares, together with the 713,746 shares currently owned by Vetrotex CertainTeed Corporation, CertainTeed's fiber glass reinforcements business, represent approximately 80% of BTI's outstanding shares. CertainTeed has accepted for payment all validly tendered shares. Payment for the accepted shares will be made promptly through the depositary for the offer.

CertainTeed will provide a subsequent offering period of ten business days for the BTI tender offer, which begins today at 9:00 a.m., New York City time, and expires at midnight, New York City time, on July 14, 2000. During the subsequent offering period, shares of BTI that are validly tendered will be accepted as they are tendered and promptly paid for at the same price paid for shares purchased during the initial offering: $8.50 per share, in cash. Shares that are tendered during the subsequent offering period may not be withdrawn.

Following the subsequent offering period, CertainTeed and BTI will proceed with their previously announced merger pursuant to which CertainTeed will acquire the remaining equity interest in BTI. As a result of the merger, each share of BTI common stock that was not tendered in the original tender offer or the subsequent offer period will be converted into the right to receive $8.50 in cash, without interest, subject to dissenters' rights.

If, as a result of the subsequent offer, CertainTeed beneficially owns at least 90% of BTI's outstanding shares, no further shareholder action will be required to approve the merger, which would be completed by mid-August. If, as a result of the subsequent offer, CertainTeed beneficially owns less than 90% of BTI's outstanding shares, a special meeting of shareholders will be called for the purpose of approving the merger. The required vote to effect such a merger is a simple majority. This vote is assured since CertainTeed currently owns more than 50% of BTI's shares. The special meeting would be scheduled for early fall.

CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

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This release may contain some forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:
Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121